

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

<u>Via E-mail</u>
Larry Page
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

    Re: Google Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2012
          Filed January 29, 2013
          File No. 000-50726

Dear Mr. Page:

We have reviewed your letter dated December 20, 2013 and along with our follow-up phone conference on January 14, 2014 with certain of your staff we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 13, 2013.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Trends in Our Businesses, page 30</u>

1. We note your response to prior comment 1. Please tell us the amount of advertising revenues generated in fiscal 2013 from Google websites and Google Network Members' websites attributable to mobile, tablets and desktops. Tell us whether the average cost per click for mobile advertising revenues differs significantly from that of desktops and tablets and whether there is a significant price differential among the platforms. In

addition, describe any additional metrics that you use to manage and analyze advertising revenues generated from the desktop, tablets and mobile platforms.

Results of Operations, page 31

2. We note in your response to prior comment 1 you state that "cost-per-click ("CPC") and paid click growth fluctuate as a result of various factors." You further state that "the impact of each item varies every quarter, depending on market factors, user preferences, and the timing of new product releases, to name a few." Your disclosures identify all of these factors without describing the extent of their impact, i.e., whether material or not, during each reporting period. We believe that you should identify only those factors that are contributing materially to variations in your key metrics. Further, those factors should be quantified to the extent possible. This appears to be important information necessary to an understanding of your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B.4 of SEC Release 33-8350.

3. We note from your response to prior comment 2 that you intend to disclose information related to changes in unit shipments beginning in the third quarter of 2014. Please describe the information related to changes in unit shipments that you plan to disclose. We believe that you should provide the information related to unit shipments as well as the average sales price of your Motorola products beginning with the Form 10-K for the fiscal year ended December 31, 2013. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B of SEC Release 33-8350.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief